Filed by Altra Industrial Motion Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Altra Industrial Motion Corp
(Commission File No. 001-33209)

Altra Industrial Motion Corp. Announces Record Date for Special Meeting of Stockholders to Vote on its Proposed Combination with Fortive’s Automation & Specialty Platform

BRAINTREE, Mass., August 3, 2018 (GLOBE NEWSWIRE) -- Altra Industrial Motion Corp. (the “Company” or “Altra”) (Nasdaq: AIMC), a leading global supplier of electromechanical power transmission and motion control products, today announced that its Board of Directors has established a record date of August 6, 2018, and a meeting date of Tuesday, September 4, 2018, for a special meeting of stockholders to, among other things, consider and vote on a proposal to approve the issuance of Altra common stock in connection with the previously announced transaction with Fortive Corporation (“Fortive”) to combine Altra with four operating companies from Fortive’s Automation & Specialty platform. The special meeting will be held at 9:00 a.m. Eastern Time at the Boston Marriott Quincy, 1000 Marriott Drive, Quincy, Massachusetts 02169. Altra’s stockholders of record at the close of business on August 6, 2018, will be entitled to receive notice of, and to vote at, the special meeting. Additional information related to the share issuance, the proposed combination and the special meeting will be included in the definitive proxy statement that will be mailed to Altra’s stockholders of record as of such date.

About Altra Industrial Motion Corp.

Altra Industrial Motion Corp., through its subsidiaries, is a leading global designer, producer and marketer of a wide range of electromechanical power transmission and motion-control products. The Company brings together strong brands covering over 42 product lines with production facilities in twelve countries. Altra's leading brands include Ameridrives Couplings, Bauer Gear Motor, Bibby Turboflex, Boston Gear, Delroyd Worm Gear, Formsprag Clutch, Guardian Couplings, Huco, Industrial Clutch, Inertia Dynamics, Kilian Manufacturing, Lamiflex Couplings, Marland Clutch, Matrix, Nuttall Gear, Stieber Clutch, Stromag, Svendborg Brakes, TB Wood's, Twiflex, Warner Electric, Warner Linear, and Wichita Clutch.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Newco filed a registration statement on Form S-4/S-1 containing a prospectus and Altra filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) and a preliminary proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission (the “SEC”), in each case on May 8, 2018. Each of Altra and Newco have filed, and expect to file, amendments to these filings before they become effective. Investors and security holders are urged to read the registration statements and Altra’s preliminary proxy statement and any further amendments to these filings when they become available as well as any other relevant documents to be filed with the SEC when they become available because such documents contain or will contain important information about Altra, Fortive, Newco and the proposed transaction. Altra’s preliminary proxy statement, the registration statements and any further amendments to these filings as well as any other relevant documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Such documents can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184, or by calling (781) 917-0527.

FORWARD LOOKING STATEMENTS

All statements, other than statements of historical fact included in this release are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Forward-looking statements can generally be identified by phrases such as “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “predicts,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “could,” “designed,” “should be,” and other similar expressions that denote expectations of future or conditional events rather than statements of fact. Forward-looking statements also may relate to strategies, plans and objectives for, and potential results of, future operations, financial results, financial condition, business prospects, growth strategy and liquidity, and are based upon financial data, market assumptions and management's current business plans and beliefs or current estimates of future results or trends available only as of the time the statements are made, which may become out of date or incomplete. Forward-looking statements are inherently uncertain, and investors must recognize that events could differ significantly from our expectations. These statements include, but may not be limited to, the payment and maintenance of a quarterly dividend.

In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) competitive pressures, (2) changes in economic conditions in the United States and abroad and the cyclical nature of our markets, (3) loss of distributors, (4) the ability to develop new products and respond to customer needs, (5) risks associated with international operations, including currency risks, (6) accuracy of estimated forecasts of OEM customers and the impact of the current global economic environment on our customers, (7) risks associated with a disruption to our supply chain, (8) fluctuations in the costs of raw materials used in our products, (9) product liability claims, (10) work stoppages and other labor issues, (11) changes in employment, environmental, tax and other laws and changes in the enforcement of laws, (12) loss of key management and other personnel, (13) risks associated with compliance with environmental laws, (14) the ability to successfully execute, manage and integrate key acquisitions and mergers, (15) failure to obtain or protect intellectual property rights, (16) risks associated with impairment of goodwill or intangibles assets, (17) failure of operating equipment or information technology infrastructure, (18) risks associated with our debt leverage and operating covenants under our debt instruments, (19) risks associated with restrictions contained in our Credit Facility, (20) risks associated with compliance with tax laws, (21) risks associated with the global recession and volatility and disruption in the global financial markets, (22) risks associated with implementation of our ERP system, (23) risks associated with the Svendborg and Stromag acquisitions and integration and other acquisitions, (24) risks associated with certain minimum purchase agreements we have with suppliers, (25) risks associated with our exposure to variable interest rates and foreign currency exchange rates, (26) risks associated with interest rate swap contracts, (27) risks associated with the planned acquisition of Fortive’s A & S Platform, including the timing of the acquisition, the costs associated with the acquisition and that the acquisition may not be consummated, (28) risks associated with our exposure to renewable energy markets, (29) risks related to regulations regarding conflict minerals, (30) risks related to restructuring and plant consolidations, and (31) other risks, uncertainties and other factors described in the Company's quarterly reports on Form 10-Q and annual reports on Form 10-K and in the Company's other filings with the SEC or in materials incorporated therein by reference. Except as required by applicable law, Altra Industrial Motion Corp. does not intend to, update or alter its forward looking statements, whether as a result of new information, future events or otherwise.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra. However, Fortive, Altra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Altra in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2018 Annual Meeting filed with the SEC on April 16, 2018. Information about the directors and executive officers of Altra may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, its definitive proxy statement relating to its 2018 Annual Meeting filed with the SEC on March 23, 2018 and its preliminary proxy statement relating to the proposed transaction filed with the SEC on May 8, 2018. AIMC-G

Contacts:

Christian Storch

Chief Financial Officer

Altra Industrial Motion Corp.

781-917-0541

Email: christian.storch@altramotion.com